Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

July 28, 2021

Re: Orion Bliss Corp.

Registration Statement on

Form S-1

Filed June 23, 2021

File No. 333-257326

Dear Sirs and Madams: Li Xiao, Ada Sarmento, Al Pavot , and Joe McCann.

In response to your letter dated July 24, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2021.

Comment:

Registration Statement on Form S-1

Cover Page

1. We note your disclosure on page 8 that you will not be placing the proceeds from the offering in an escrow or trust account. Please revise the cover page to indicate that and to describe the effect on investors. Refer to Rule 501(b)(8)(iii) of Regulation S-K.

Response:

We removed this paragraph as we are going to place funds with escrow or trust account; our investors are 100 % friends, family members and relatives and know the risks associated with this offering and willing to lose their investments.

Comment:

General Information About Our Company, page 4

2. Please revise the Summary to disclose that you have not made any product sales to date and also disclose your cash on hand as of the most recent practicable date.

Response:

To date we have not made any sales or orders; our cash is nill as of July 25, 2021; we are working on developing our website our director contributes to all the funding at the moment and as soon as we raise more capital from our friends and family we will order products from the Milk_shake company and start selling online as well as offer to salons, stores etc. At the moment we don’t have any agreements with salons, or stores.

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Comment:

Risk Factors, page 11

3. Here you state you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 107 of the JOBS Act. However, your risk factor disclosure on page 8 and your market for common equity and related stockholder matters disclosure on page 29 state that you have irrevocably elected not to avail yourselves of this exemption from new or revised accounting standards. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page.

Response:

We have opted out of new accounting standards. Risk factor was correlated to page 29.

Comment:

Dilution of the Price Investor Pays for its Shares, page 14

Please recalculate and revise the net tangible book value and per share amount. In that regard, we note that you disclosed stockholder’s equity to be ($1,725.00) on page 15, which, if divided by 2,000,000 shares, should equal to (0.00086) per share. Please revise all the related balances in the dilution table on page 15.

Please recalculate and revise the 10,000,000.00 shares after offering in the 100% column on page 15. In that regard, we note you disclosed 7,000,000 total outstanding shares on the same page and on page 5. Please revise the entire column as needed.

Response:

Intangible assets are not paid for and amortization has not been calculated at the moment because it is immaterial; therefore, we have not deducting them in this dilution table below.

We made the following changes:

	25% Offering	50% Offering	75% Offering	100% Offering

Book value per share before the offering	$(0.0001)	$(0.0001)	$(0.0001)	$(0.0001)
Book value per share after the offering	$0.0072	$0.0107	$0.0127	$0.0140
Increase in book value per share to original shareholders	0.0073	0.0108	0.0128	0.0141
Number of shares outstanding before offering	2,000,000	2,000,000	2,000,000	2,000,000
Dilution to purchasers	$0.0128	$0.0093	$0.0073	$0.0201
Dilution as percentage	64%	46%	36%	101%
Gross offering proceeds	$25,000	$50,000	$75,000	$100,000
Number of shares after offering held by public investors	3,250,000	4,500,000	5,750,000	7,000,000
Purchasers of shares percentage of ownership after offering	38%	56%	65%	71%
Existing stockholders percentage of ownership after offering	62%	44%	35%	29%

Comment:

Interest of Named Experts and Counsel, page 17

6. We note your disclosure that Morgan E. Pettiti, Esq. has passed upon the validity of the shares being offered, but the legality opinion appears to have been provided by Mont E. Tanner, Esq. Please revise or advise.

Response: There was a price difference and Mr. Morgan E. Petttiti was very busy at the time and recommended Mont E. Tanner, Esq. We updated the disclosure.

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Comment:

Description of Our Business, page 18

7. We note your disclosure that you will incur penalties if you do not complete your website in one year. Please revise to disclose the amount of such penalties and who would be imposing such penalties on the company.

Response: We removed the sentence in question we will have no penalties going over the term of 1 Year agreement.

Agreement with our Supplier, page 20

8. Please revise to indicate whether you have an agreement in place with Milk_shake and/or a supplier/distributor of Milk_shake products. If so, please file the agreement as an exhibit to the registration statement and provide a summary of the terms of such agreement in the Business section. In this regard, it is unclear whether the disclosure on pages 19 to the top of page 23 is language copied from such an agreement. To the extent that you do not have any agreements in place with the manufacturer or a distributor, we may have additional comment.

Response: The Company Orion Bliss Corp. is a distributor for the Supplier Milk_shake we have an agreement signed by both parties and will file it as an Exhibit.

Comment:

By Word of Mouth, page 23

9. Please remove this section as it appears to contain language that is solely intended to market the product rather than to describe your business to investors.

Response: We have removed this section.

Comment:

Source of Products, page 24

10. We note your disclosure in this section that you intend to purchase salon products directly from the manufacturer/supplier based upon orders you have already received from customers. Please revise to clarify whether you already have customers who have placed orders with you.

Response: We have verbal agreements and not orders we have removed the sections in question.

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Comment:

Description of Property, page 28

11. Please revise to disclose whether your business office is owned or rented by the company. If the office space is being rented, please disclose whether there is a formal rental agreement in place, file the agreement as an exhibit and summarize the terms in this section.

Response: For now we are working from home basis as soon as we find an office and sign agreement we will notify and disclose.

Comment:

Plan of Operation, page 32

12. Please update this section to reflect that you have already executed a website purchase agreement and disclose whether you have already paid the fee.

Response: We have executed the agreement and will be paying on as needed basis. The $10,000 is how much it will cost to complete.

Comment:

Certain Relationships and Related Transactions, page 40

13. We note that there are certain related party loans in the financial statements but such loans are not mentioned here. Please refer to Regulation S-K, Item 404(d) and revise or advise, as applicable.

Response: Relate party loans are director loans.

Comment:

Financial Statements, page F-1

14. Please revise to remove "condensed" from the heading of the financial statement index. Balance Sheet, page F-3

Response: Removed

Comment:

15. Please revise the header of the balance column to state "As of April 30, 2021".

Statement of Cash Flows, page F-6

Response:

Revised as per comment instructions.

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Comment:

16. Please revise to net the change in accounts payable in the operating activities with the website development in the investing activities since the related activities did not result in any cash flow impact. In this regard, it appears that this apparent error generates a reported operating cash flow surplus instead of deficit.

Response: We have updated the cash flow statement.

Comment:

Note 3. Summary of Significant Accounting Policies, page F-7

17. Given that Website Development comprises 100% of your total assets, please expand your footnote disclosure to fully describe this asset and your accounting policy for it, including any justification to capitalize the entire commitment amount, and the specific factors considered in determining the amortization period and method for this asset. Please cite the accounting literature you relied upon.

Response: updated.

Comment:

Note 4. Loan from Director, page F-9

18. Here you state that as of April 30, 2021, the company owed $1,925 to its sole director, which appears to erroneously include the $200 for common stock. You further state that the amount is outstanding and payable upon request, which is conflicting with your statement on page 38 that the cash compensation $1,000 has been deferred for 24 months as per Consulting Agreement. Please revise to be consistent.

Response: The company compensated the director by issuing common shares 2,000,000 at par value $200 towards incurred company’s expenses it is included in $1,925. Furthermore, as of April 1, 2021 the director will be compensated on a monthly basis $1,000 which will accumulate in Accounts payable at the moment.

Comment:

Note 6. Income Taxes, page F-10

19. Please revise the first paragraph to remove the statement that you revalued your ending net deferred tax assets due to the Tax Reform Act since you were never subject to the previous 34% rate.

Response: Updated.

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Comment:

General

20. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no cash, nominal other assets, no revenues to date and nominal operations. We also note that significant steps remain to commence your business plan. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status and the highly illiquid nature of an investment in your shares. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a shell company, please provide us with your legal analysis.

Response: We have changed our status to shell and added risk factor.

BECAUSE OUR COMPANY IS A SHELL COMPANY THERE IS: RESTRICTIONS IMPOSED UPON THE TRANSFERABILITY OF UNREGISTERED SHARES, PROHIBITION ON THE USE OF FORM S-8 AND ENHANCED REPORTING REQUIREMENTS.

Orion Bliss Corp. is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i). Our investors are not allowed to rely on Rule 144 of the Securities Act for a period of one year from the date that we cease to be a shell company. Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result.

Because we are a shell company, we are not entitled to file registration statements on Form S-8, which is typically used to register stock that is offered to employees and consultants via benefit or incentive plans. As a result, we may have difficulties attracting qualified employees and consultants because we are not able to compensate them in the same fashion that non-shell companies can.

Being a shell company, there are enhanced reporting requirements imposed on us: when reporting an event that causes us to cease being a shell company, we have to file with the Commission the same type of information that it would be required to file to register a class of securities under the Securities Exchange Act of 1934.

These restrictions and requirements will likely have a negative impact on our ability to attract additional capital.

Comment:

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We do not have such communication.

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Comment:

22. Please provide the information required by Item 403 of Regulation S-K, security ownership of certain beneficial owners and management.

Response: We have one employee our director Marina Konstantinova holding 2,000,000 restricted shares granted to her by the Company for her job at $200 that was used to pay the expenses for the company.

Please direct any further comments to:

Marina Konsantinova

Email: obliss@protonmail.com

Telephone: +18498593819

Sincerely,

/s/ Marina Konstantinova
Marina Konstantinova, President

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